UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-35572

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/2025** AND ENDING **12/31/2025**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **RKCA, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1O77 CELESTIAL STREET, BUILDING 1
(No. and Street)

CINCINNATI	OHIO	45202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BRANDON WITT	513-313-4151	BWITT@RKCA.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY, LLP
(Name – if individual, state last, first, and middle name)

7800 E. Kemper Road	Cincinnati	OH	45249
(Address)	(City)	(State)	(Zip Code)
7/1/2004		1195	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Brandon Witt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RKCA, Inc _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Compliance Officer/FINOP

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Copy of the SIPC Supplemental Report _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RKCA, INC.
SEC FILE NUMBER 8-35572

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

TABLE OF CONTENTS



UHY LLP
7800 E. Kemper Road
Cincinnati, OH 45249
(513) 530-9200
uhy-us.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of RKCA, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RKCA, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in shareholders' (deficit) equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered operating losses and negative cash flows from operating activities, working capital deficit, and net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adjustments to Prior Period Financial Statements

The financial statements of the Company as of December 31, 2024, and for the year then ended were audited by Flynn & Co., which merged with UHY LLP on June 30, 2025. Their report, dated January 29, 2025, expressed an unqualified opinion on those statements. As discussed in Note 6 to the financial statements, certain errors resulting in misstatements of amounts previously reported were identified during the current year. Accordingly, the 2024 financial statements have been restated to correct this error. Flynn & Co. reported on the 2024 financial statements before the restatement.

As part of our audit of the 2025 financial statements, we also audited the adjustments described in Note 7 that were applied to restate the 2024 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2024 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 financial statements as a whole.

UHY LLP

We have served as RKCA, Inc.'s auditor since 2006.

Cincinnati, Ohio

April 8, 2026

RKCA, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2025 and 2024

	2025	2024 (Restated)
ASSETS		
Cash and cash equivalents	$ 70,530	$ 812,102
Accounts receivable	9,891	-
Due from affiliate	-	589,324
Total current assets	80,421	1,401,426
Investment in stock	-	250
Total assets	$ 80,421	$ 1,401,676
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY		
Liabilities		
Accounts payable - affiliate	$ 61,793	$ -
Accrued expenses	-	52,538
Deferred revenue	429,864	160,000
Total current liabilities	491,657	212,538
Shareholders' (Deficit) Equity		
Common stock - No par value; 990 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share	1,500	1,500
Additional paid-in capital	504,690	504,690
(Accumulated deficit) Retained earnings	(917,426)	682,948
Total shareholders' (deficit) equity	(411,236)	1,189,138
Total liabilities and shareholders' (deficit) equity	$ 80,421	$ 1,401,676

The accompanying notes are an integral part of these financial statements.

RKCA, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2025 and 2024

	2025	2024 (Restated)
Revenues:		
Investment banki	$ 8,176,752	$ 10,047,341
Advisory fees	430,968	593,190
Other income	-	75,360
Total revenue	8,607,720	10,715,891
Expenses:		
Direct costs related to investment banking revenue	6,960,602	3,446,326
Management service fees	3,109,999	5,210,990
Regulatory and professional	111,491	113,700
Other operating expense	26,002	112,556
Total expenses	10,208,094	8,883,572
Net (loss) inco	$ (1,600,374)	$ 1,832,319

The accompanying notes are an integral part of these financial statements.

RKCA, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

For the Years Ended December 31, 2025 and 2024

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity (Deficit)
Balance, January 1, 2024	300	$ 1,500	$ 504,690	$ 266,068	$ 772,258
Distributions to shareholders	-	-	-	(1,415,439)	(1,415,439)
Net income	-	-	-	1,832,319	1,832,319
Balance, December 31, 2024, Restated	300	1,500	504,690	682,948	1,189,138
Net loss	-	-	-	(1,600,374)	(1,600,374)
Balance, December 31, 2025	300	$ 1,500	$ 504,690	$ (917,426)	$ (411,236)

The accompanying notes are an integral part of these financial statements.

RKCA, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2025 and 2024

	2025	2024 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (1,600,374)	$ 1,832,319
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Changes in operating assets and liabilities		
Accounts receivable	(9,641)	50,000
Due from affiliate	589,324	(589,324)
Accounts payable - affiliate	61,793	-
Accrued expenses	(52,538)	52,538
Deferred revenue	269,864	160,000
Net cash (used in) provided by operating activities	(741,572)	1,505,533
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to shareholders	-	(1,415,439)
Net cash used in financing activities	-	(1,415,439)
Net (decrease) increase in cash	(741,572)	90,094
Cash and cash equivalents at beginning of year	812,102	722,008
Cash and cash equivalents at ending of year	$ 70,530	$ 812,102

The accompanying notes are an integral part of these financial statements.

RKCA, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

RKCA, Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company is an independent investment bank focused on serving the middle market.

Investment banking fees relate primarily to merger and acquisition activities and to a much lesser extent, private placement offerings.

As a member of Financial Industry Regulatory Authority, Inc. ("FINRA"), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it operates as a Non-Covered Firm under that rule. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Further, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. However, the Company filed an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in alignment with the footnote's requirements.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents. The Company had no cash equivalents as of December 31, 2025 and 2024.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at net realizable value. The Company applies the guidance of ASC Topic 326, *Financial Instruments – Credit Losses* (ASC 326), which, for certain financial assets measured at amortized cost, requires a current expected credit loss (CECL) methodology, whereby companies are required to estimate expected credit losses over the entire life of a financial asset and record any such expected credit loss at inception. Accounts receivable are stated at net realizable value. The Company provides an allowance for credit losses based on management's periodic review of accounts with

consideration given to the Company's historical experience, the credit quality of its receivables, the age of receivable balances as well as current and future economic conditions. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2025, December 31, 2024, and January 1, 2024, the Company had accounts receivable balances of $9,891, $0, and $0, respectively. As of December 31, 2025 and 2024, the Company had no allowance for credit losses.

Revenue Recognition

Revenue is accounted for under FASB ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), which requires the Company to apply the following procedures:

- Identify the contract with the customer;
- Identify the performance obligations in the customer contract;
- Determine the transaction price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when or as the Company satisfies the performance obligations.

M&A Advisory Fees

The Company provides advisory services on mergers and acquisitions ("M&A"). Revenue for M&A advisory arrangements, which are classified as investment banking fees on the accompanying statements of operations, is generally recognized at the point in time that performance under the arrangement is completed (i.e. the closing date of the transaction) or the contract is cancelled. At that time, the Company has transferred control of the promised service and the customer obtains control. The Company's performance obligation under the M&A advisory services is to successfully broker a specific transaction. However, for certain contracts where the Company provides strategic value building and growth advisory services, which are included in advisory fees on the accompanying statements of operations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit provided by the Company. The Company's primary performance obligation is to stand ready to perform the strategic value building and growth advisory services over the course of the engagement. Therefore, fees under the performance obligations under these arrangements are recognized over time using a time-based measure of progress as the client simultaneously receives and consumes the benefit provided by the Company. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Success fees, which are the performance-based payment earned only upon the successful completion of a transaction, from these arrangements are considered variable and constrained until the corresponding transaction has been effectively closed as they are contingent upon a future event, which includes factors outside of the Company's control (i.e. completion of a transaction).

During the year ended December 31, 2025, the Company recognized $8,176,752 of revenues at a point in time for M&A advisory services to successfully broker a specific transaction and $430,968 of revenues over time for strategic value building and growth advisory services. During the year ended December 31, 2024, the Company recognized $10,047,341 of revenues at a point in time for M&A advisory services to successfully broker a specific transaction and $593,190 of revenues over time for strategic value building and growth advisory services.

RKCA, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

Significant Judgments

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract Assets and Contract Liabilities

Contract assets represent amounts for which consideration has been earned through the completion of a performance obligation but the customer has not been invoiced. At December 31, 2025 and 2024, the Company had no contract assets.

Contract liabilities, or deferred revenue, are recorded for amounts collected in advance of the satisfaction of contractual performance obligations. Retainers and other fees received from customers in advance of services being provided are recorded as contract liabilities. As of December 31, 2025 and 2024, the balance of contract liabilities was $429,864 and $160,000, respectively, and included in deferred revenue on the accompanying statement of financial condition. During the year ended December 31, 2025, the Company recognized the full $160,000 in contract liabilities as of December 31, 2024. The full balance as of December 31, 2025 is expected to be earned within 12 months from the reporting date.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness.

During 2025, it was determined that the Company recognized retainer and up-front fees, included in Investment banking fees on the Statements of Operations, prior to the satisfaction of performance obligations under ASC Topic 606. This resulted in decrease in revenue and increase in deferred revenue of $429,864, respectively. In addition, the Company did not appropriately apply the guidance in FINRA Notice to Members 03-63 to account for the allocation of indirect costs to the Company under Master Services Agreement (the "MSA"). As a result, accounts payable - affiliate increased by $61,793 and management service fees increased by $651,117, respectively. These matters caused the Company's net capital to fall below the required minimum at various times during the period from January 1, 2025 through December 31, 2025. On March 26, 2026, the Company filed Form 17(a)(11) with FINRA and the SEC informing both FINRA and the SEC of a net capital deficiency reflected in the Company's amended Form X-17A-5 (FOCUS Report – Part IIA) as of December 31, 2025. The Company believes it became compliant with its net capital requirement on March 27, 2026, upon the receipt of a capital contribution of $50,000 from its shareholders. This was in addition to other cash receipts from operational activities from the period from January 1, 2026 to March 27, 2026.

RKCA, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

At December 31, 2025, the Company had a net capital deficiency of $(421,127), which was $(426,127) below its required net capital of $5,000, and aggregate indebtedness of $61,793. The excess of early warning (as defined) was $0. The Company's ratio of aggregate indebtedness to net capital was (0.15) to 1.

At December 31, 2024, the Company had net capital of $599,564, which was $594,564 in excess of its required net capital of $5,000, and aggregate indebtedness of $52,538. The excess of early warning (as defined) was $593,564. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

Income Taxes

The Company is not a tax-paying entity for federal income tax purposes. Income or loss from the Company is reflected in the individual tax returns of the shareholders, due to the election of S-Corporation status under the Internal Revenue Code. Accordingly, no provision was made for federal or state income taxes in the accompanying financial statements. However, where applicable, the Company applies the guidance of FASB 740-10, *Income Taxes – Overall* ("ASC 740"), which, among other factors, requires that an uncertain tax position be "more likely than not" (i.e., greater than 50% likelihood) of being realized before the related benefit or expense is recognized in the financial statements.

Further, ASC 740 requires that the benefit or expense that is recorded in the financial statements be the amount that is most likely to be realized if the Company assumes a review by tax authorities that have all relevant information and who apply current conventions. As of December 31, 2025, there were no material uncertain tax positions that required recognition or disclosure in the accompanying financial statements. The Company's policy is to include any accrued interest and penalties, related to uncertain tax positions, in income tax expense.

Subsequent Events

Subsequent events have been evaluated through April 8, 2026, the date the financial statements were issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The aggregate amount in excess of the federally insured limits as of December 31, 2025 and 2024, was approximately $0 and $562,102, respectively. The Company has not experienced any such losses in these accounts.

For the year ended December 31, 2025, the Company had three customers who accounted for 26%, 20%, and 12% of total revenues, respectively. For the year ended December 31, 2024, the Company had one customer who accounted for 29% of total revenue.

NOTE 3 - RELATED PARTY

The Company is affiliated with RKCA Services, LLC ("RKCA Services"), which provides management and business services to the Company, including financial personnel, through a Master Services Agreement (the "MSA"). RKCA Services, LLC charges personnel fees and substantially all related operating expenses to the Company. Total expenses incurred with RKCA Services under the MSA were $3,109,999 and $5,210,990 (as restated) for the years ended December 31, 2025 and 2024. At December 31, 2025, the Company owed

RKCA Services $61,793, which is included in accounts payable – affiliate on the accompanying statements of financial condition. At December 31, 2024, the Company had a due from RKCA Services of $589,324 (as restated), which is included in due from affiliate in the accompanying statements of financial condition.

NOTE 4 - SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of mergers and acquisitions advisory services. The Company has identified the Managing Partner as the chief operating decision maker ("CODM") responsible for reviewing operating results to make decisions about resource allocation and the performance of the business. The CODM uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Schedule I-Computation of Net Capital), which is not a measure of profit and loss, to assess liquidity and capital adequacy and make operational decisions while maintaining capital adequacy, such as whether, to reinvest profits or pay dividends. The significant segment expenses regularly provided to the CODM and included in the measure of segment profit or loss are the same as those presented within the accompanying statement of operations. The CODM does not review asset information as part of assessing segment performance, therefore, no segment asset disclosures are presented. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Note 1 - Summary of Significant Accounting Policies.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

From time to time, in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. As of December 31, 2025, the Company had no pending claims, charges or litigation that were expected to have a material adverse impact on its financial position, results of operations or cash flows.

NOTE 6 – GOING CONCERN

During the year ended December 31, 2025, the Company incurred losses of $1,600,374 and had negative cash flows from operations in the amount of $741,572. At December 31, 2025, the Company had a cash balance of $70,530, working capital deficit of $411,236, and net capital deficiency of $421,127. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. Management has evaluated these conditions in relation to the Company's ability to continue as a going concern within one year after the date the financial statements are issued. Absent access to additional capital, the Company may face challenges in satisfying its financial obligations and regulatory capital requirements over the next twelve months. In response, management has developed and is actively pursuing plans to improve liquidity, including committed financial support from shareholders, if necessary.

As a result of the above, in connection with the Company's assessment of going concern considerations in accordance with FASB Accounting Standards Update ("ASU") 2014-15, "*Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern*," management has determined that the Company's liquidity condition raises substantial doubt about the Company's ability to continue as a going concern

through twelve months from the date of these financial statements are issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 7 – PRIOR PERIOD ADJUSTMENTS

During the course of the audit of the Company's financial statements as of and for the year ended December 31, 2025, the Company determined that under ASC Topic 606, the Company's contracts with customers included one performance obligation in its M&A advisory arrangements, which is to provide advisory services to successfully broker a specific transaction. Based on this determination, it was concluded that retainers and up-front fees received should be recognized when the Company has transferred control of the promised service and the customer obtains control (i.e. the closing of the transaction). This resulted in an overstatement investment banking fees of $160,000 during the year ended December 31, 2024 and a corresponding understatement of contract liabilities at December 31, 2024.

The Company also identified misstatements within the 2024 financial statements related to the MSA with RKCA Services specific to the allocation of indirect costs to the Company as required by the MSA. This resulted in an overstatement of management service fees of $589,324 for the year ended December 31, 2024 and corresponding understatement of due from affiliate at December 31, 2024.

Additionally, it was identified that certain state and local tax payments were recorded when paid rather than in the respective tax year to which they relate. This resulted in an understatement of state and local tax expense of $52,538 for the year ended December 31, 2024 and an understatement of income tax payable as of December 31, 2024.

As a result, the Company restated its previously reported audited financial statements to correct the error. The below table sets forth the effect of the restatement on the various financial statement captions, including the balances originally reported as of December 31, 2024.The following is the summary of the effects of the restatements in the Company's December 31, 2024 Statement of Financial Condition:

	As Previously Reported	Adjustments	As Restated
Due from affiliate	$ -	$ 589,324	$ 589,324
Accrued expenses	-	52,538	52,538
Deferred revenue	-	160,000	160,000
Retained earnings	306,162	376,786	682,948

RKCA, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

The following is the summary of the effects of the restatements in the Company's December 31, 2024 Statement of Operations:

	As Previously Reported	Adjustments	As Restated
Investment banking fees	$ 10,207,341	$ (160,000)	$ 10,047,341
Management service fees	5,800,314	(589,324)	5,210,990
Other operating expense	60,018	52,538	112,556
Net income	1,455,533	376,786	1,832,319

The following is the summary of the effects of the restatements in the Company's December 31, 2024 Statement of Shareholders' Equity:

	As Previously Reported	Adjustments	As Restated
Retained earnings	$ 306,162	$ 376,786	$ 682,948

The following is the summary of the effects of the restatements in the Company's December 31, 2024 Statement of Cash Flows:

	As Previously Reported	Adjustments	As Restated
Net income	$ 1,455,533	$ 376,786	$ 1,832,319
Change in due from affiliate	-	(589,324)	(589,324)
Change in accrued expenses	-	52,538	52,538
Change in deferred revenue	-	160,000	160,000

Based on the above restated balances, At December 31, 2024, the Company had net capital of $599,564, which was $594,564 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

RKCA, INC.

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934**

December 31, 2025 and 2024

	2025		2024 (Restated)	
Computation of Net Capital				
Shareholders' equity	$	(411,236)	$	1,189,138
Nonallowable assets				
Accounts Receivable		9,891		-
Due from affiliate		-		589,324
Investment In Stock		-		250
Total Nonallowable assets		9,891		589,574
Net capital	$	(421,127)	$	599,564
Computation of Aggregate Indebtedness				
Accounts payable - affiliate	$	61,793	$	-
Accrued expenses		-		52,538
Aggregate indebtedness	$	61,793	$	52,538
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED				
(greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000	$	5,000
Net capital (deficiency) excess		(426,127)		594,564
Net capital less than the greater of 10% aggregate indebtedness or 120% of minimum net capital requirement		(427,306)		593,564
Ratio of aggregate indebtedness to net capital		**(0.15) to 1**		**0.09 to 1**

There are no material reconciling items between the amounts presented above and the amounts as reported in the Company's unaudited and amended FOCUS Reports as of December 31, 2025. Therefore, no reconciliation of the two computations is deemed necessary. A reconciliation between the amounts presented above and the amounts reported in the Company's unaudited and amended FOCUS Reports as of December 31, 2024 is included on the next page.

Reconciliation with Company's computation (Included in Part II of Form X-17A-5 as of December 31, 2024

		2024
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	812,102
Audit adjustment to retained earnings		376,786
Audit adjustment to due from affiliate		(589,324)
Net capital adjusted	$	**599,564**

RKCA, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company filed an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in alignment with the footnote's requirements, no Information for Possession or Control requirements under that rule have been provided.

RKCA, INC.

**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934**

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company filed an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in alignment with the footnote's requirements, no Information for Possession or Control requirements under that rule have been provided.

 **UHY**

UHY LLP
7800 E. Kemper Road
Cincinnati, OH 45249
(513) 530-9200
uhy-us.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of RKCA, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) RKCA, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and receiving compensation for value building and growth advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

U HY LLP

Cincinnati, Ohio

April 8, 2026

RKCA, Inc.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2025

RKCA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CF 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company receives transaction-based compensation from clients for private placements, mergers, acquisitions, divestitures, restructurings and reorganizations, valuations and similar services. The Company also receives fees for advisory services. The Company does not receive or hold any customer funds or securities.

2. The Company claimed an exemption as s Non-Covered Firm per Footnote 74 and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

3. The Company has met this exemption for the entire fiscal year ending December 31, 2025, without exception.

Brandon Witt

Chief Compliance Office